UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Adeptus Health Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

006855100

(CUSIP Number)

Timothy L. Fielding

c/o Adeptus Health Inc.

2941 South Lake Vista

Lewisville, Texas 75067

(972) 899-6666

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006855100		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Thomas S. Hall

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 676,930

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 642,674

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 676,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 006855100	13D

Item 1.	Security and Issuer.

This Schedule 13D relates to Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of Adeptus Health Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2941 South Lake Vista, Suite 200, Lewisville, Texas 75067.

Item 2.	Identity and Background.

This Statement is being filed by Thomas S. Hall (the “Reporting Person”).

The Reporting Person is a citizen of the United States and is President and Chief Executive Officer and Chairman of the Board Directors of the Issuer.  The Issuer is an owner and operator of freestanding emergency rooms.  The principal business address of the Reporting person is c/o Adeptus Health Inc., 2941 South Lake Vista, Suite 200, Lewisville, Texas 75067.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person received limited liability company interests in Adeptus Health LLC (“Units of Adeptus Health LLC”) in a reclassification of the outstanding limited liability company interests of Adeptus Health LLC effected prior to the initial public offering of the Class A Common Stock of the Issuer, including (i) 551,576 restricted Units of Adeptus Health LLC subject to time-based conditions, whereby 25% vested on March 12, 2013, and the remaining 75% vest and become exchangeable ratably on a quarterly basis during the three-year period following the initial vesting date, of which 214,314.5 have vested and an additional 34,473.5 of which are scheduled to vest on March 12, 2015; (ii) 91,180 Units of Adeptus Health LLC, which are fully vested and (iii) 137,812 Units of Adeptus Health LLC originally subject to performance-based vesting conditions.  The Reporting Person had received the pre-reclassification interests in Adeptus Health LLC in part as compensation for his services to Adeptus Health LLC and in part in connection with an equity investment in the predecessor of the Issuer.

On February 18, 2015, the Issuer granted the Reporting Person 34,256 restricted shares of Class A Common Stock as compensation for the Reporting Person’s services to the Issuer, of which 33.3% will vest on February 18, 2016 and the remaining amount will vest in equal quarterly installments for the two years thereafter.  On February 24, 2015, the Compensation Committee of the Board of Directors of the Issuer approved an acceleration of the vesting of the 137,812 Units of Adeptus Health LLC previously granted to the Reporting Person, which are now fully vested.

Pursuant to the Amended and Restated Adeptus Health Limited Liability Company (the “LLC Agreement”), dated as of June 24, 2014, holders of vested Units of Adeptus Health LLC (and certain permitted transferees) may, subject to the terms of the LLC Agreement, exchange their Units of Adeptus Health LLC (together with an equal number of shares of the Issuer’s Class B Common Stock) for shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.  As a holder exchanges its units of Adeptus Health LLC, the Issuer’s interest in Adeptus Health LLC will be correspondingly increased. The foregoing summary of the LLC Agreement is qualified in its entirety by reference to the text of Exhibit 1 hereto.

Item 4.	Purpose of Transaction.

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the securities reported herein were acquired in connection with the Reporting Person’s employment with the Issuer.  The Reporting Person intends to review continually the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.  Based on an evaluation of these and other similar considerations, the Reporting Person will continue to consider various alternative courses of action and will in the future take such actions with respect to the Class A Common Stock as he deems appropriate in light of the circumstances existing from time to time.

In his capacity as President and Chief Executive Officer and Chairman of the Board of Directors of the Issuer, the Reporting Person has an active role in working with the Issuer’s management on operational, financial and strategic initiatives.  Except as otherwise described in this Schedule 13D, the Reporting Person does not currently have any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Person, the foregoing is subject to change at any time.

CUSIP No. 006855100	13D

Item 5.	Interest in Securities of the Issuer.

(a)         The Reporting Person may be deemed to beneficially own a total of 676,930 shares of Class A Common Stock (including 642,674 shares of Class A Common Stock that may be received in exchange of Units of Adeptus Health LLC), representing 6.4% of the total number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding plus the number of shares of Class A Common Stock that the Reporting Person may receive upon exchange of Units of Adeptus Health LLC which are vested or vesting within 60 days).  On a fully-diluted basis, the Reporting Person may be deemed to be the beneficial owner of 3.9% of the outstanding Class A Common Stock, based on his ownership of Class A Common Stock and vested and unvested Units of Adeptus Health LLC, and the number of shares of Class A Common Stock and Class B Common Stock and an equal number of limited liability company units of Adeptus Health LLC outstanding.

(b)         The Reporting Person may be deemed to have the sole power to vote 676,930 shares of Class A Common Stock and the sole power to dispose of 642,674 shares of Class A Common Stock by virtue of his ownership of 642,674 Units of Adeptus Health LLC which are currently vested or vesting within 60 days of the date hereof and his ownership of 34,256 shares of unvested Class A Common Stock.

(c)          Other than as described in Item 3 above, the Reporting Person has had no transactions in the Issuer’s Class A Common Stock in the past 60 days.

(d)         Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person holds a total of 780,569 Units of Adeptus Health LLC (including 137,895 which are unvested and not scheduled to vest in the next 60 days, and which unvested units are not included in the beneficial ownership numbers reported herein) and an equivalent number of shares of Class B Common Stock of the Issuer.  Each holder of Class B Common Stock is entitled to a number of votes at the Issuer’s stockholder meetings that is equal to the number of shares of Class B Common Stock held by such holder.

The following descriptions are qualified in their entirety by reference to the LLC Agreement and the Registration Rights Agreement, which are filed as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

LLC AGREEMENT

The information regarding the LLC Agreement set forth under Item 3 is hereby incorporated by reference.

REGISTRATION RIGHTS AGREEMENT

The Reporting Person is a party to a Registration Rights Agreement entered into on June 25, 2014 pursuant to which certain holders of shares of Class A Common Stock and Units of Adeptus Health LLC, including the Reporting Person, their affiliates and certain of their transferees have the ability to cause the Issuer to register the shares of Class A Common Stock received in connection with the reorganization effected in connection with the initial public offering or received upon exchange of Units of Adeptus Health LLC (together with a corresponding number of shares of Class B Common Stock) under certain circumstances and subject to certain restrictions. In addition, the Issuer has agreed to file on or as soon as possible after the first anniversary of the effective date of the registration statement and in any event within 30 days thereafter, a shelf registration statement registering secondary sales of the Issuer’s Class A Common Stock and, under certain circumstances following the first anniversary of the initial public offering, an exchange shelf registration statement registering all shares of the Issuer’s Class A Common Stock to be issued and delivered by the Issuer upon exchange of Units of Adeptus Health LLC. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of Exhibit 2 hereto.

Item 7.	Material to be Filed as Exhibits.

1.              Amended and Restated Limited Liability Company Agreement of Adeptus Health LLC, dated as of June 24, 2014 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on June 30, 2014).

2.              Registration Rights Agreement, dated as of June 25, 2014, by and among Adeptus Health Inc. and the stockholders named therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed June 30, 2014).

CUSIP No. 006855100	13D

3.              Form of Amended and Restated Restricted Units Agreement (incorporated by reference to Exhibit 10.14 filed with Amendment No. 1 to the Issuer’s Registration Statement on Form S-1, filed on June 12, 2014).

4.              Form of Restricted Stock Grant Notice and Restricted Stock Agreement for Executives (incorporated by reference to Exhibit 10.20 to the Issuer’s Annual Report on Form 10-K, filed February 27, 2015).

CUSIP No. 006855100	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2015	THOMAS S. HALL

/s/ Thomas S. Hall